SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO § 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Lan Airlines S.A.
(Name of Issuer)

Shares of Common Stock without par value
(Title of Class of Securities)

N/A
(CUSIP Number)

Carlos Vallette Gudenschwager
Costa Verde Aeronáutica S.A.
Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile
Tel: +56-2-337-1350

José María Eyzaguirre Baeza
Claro & Cía.
Av. Apoquindo 3721, 13th floor, Las Condes, Santiago, Chile
Tel: +56-2-367-3000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A	13D	Page 2 of 68 Pages

1	NAMES OF REPORTING PERSONS Costa Verde Aeronáutica S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 3 of 68 Pages

1	NAMES OF REPORTING PERSONS Inversiones Mineras del Cantábrico S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 4 of 68 Pages

1	NAMES OF REPORTING PERSONS Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 5 of 68 Pages

1	NAMES OF REPORTING PERSONS Inversiones Costa Verde Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 6 of 68 Pages

1	NAMES OF REPORTING PERSONS Inversiones Costa Verde Aeronáutica Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 7 of 68 Pages

1	NAMES OF REPORTING PERSONS Inmobiliaria e Inversiones La Espasa Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 8 of 68 Pages

1	NAMES OF REPORTING PERSONS Inmobiliaria e Inversiones Caravia Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 9 of 68 Pages

1	NAMES OF REPORTING PERSONS Inmobiliaria e Inversiones Puerto Claro S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 10 of 68 Pages

1	NAMES OF REPORTING PERSONS Inmobiliaria e Inversiones Priesca Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 11 of 68 Pages

1	NAMES OF REPORTING PERSONS Inmobiliaria e Inversiones El Fano Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 12 of 68 Pages

1	NAMES OF REPORTING PERSONS South Andean Investments (Chile) S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 13 of 68 Pages

1	NAMES OF REPORTING PERSONS Isidora Cueto Cazes y Compañía Limitada
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON CO

CUSIP No. N/A	13D	Page 14 of 68 Pages

1	NAMES OF REPORTING PERSONS Juan José Cueto Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 15 of 68 Pages

1	NAMES OF REPORTING PERSONS Ignacio Javier Cueto Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 16 of 68 Pages

1	NAMES OF REPORTING PERSONS Enrique Miguel Cueto Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 17 of 68 Pages

1	NAMES OF REPORTING PERSONS María Esperanza Cueto Plaza
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 18 of 68 Pages

1	NAMES OF REPORTING PERSONS Isidora Cueto Cazes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 19 of 68 Pages

1	NAMES OF REPORTING PERSONS Felipe Jaime Cueto Ruiz-Tagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 20 of 68 Pages

1	NAMES OF REPORTING PERSONS María Emilia Cueto Ruiz-Tagle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 21 of 68 Pages

1	NAMES OF REPORTING PERSONS Andrea Raquel Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 22 of 68 Pages

1	NAMES OF REPORTING PERSONS Daniela Esperanza Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 23 of 68 Pages

1	NAMES OF REPORTING PERSONS Valentina Sara Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 24 of 68 Pages

1	NAMES OF REPORTING PERSONS Alejandra Sonia Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 25 of 68 Pages

1	NAMES OF REPORTING PERSONS Francisca María Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 26 of 68 Pages

1	NAMES OF REPORTING PERSONS Juan José Cueto Ventura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 27 of 68 Pages

1	NAMES OF REPORTING PERSONS Pedro Cueto Sarquis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 28 of 68 Pages

1	NAMES OF REPORTING PERSONS Juan Cueto Sarquis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 29 of 68 Pages

1	NAMES OF REPORTING PERSONS Antonia Cueto Sarquis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 30 of 68 Pages

1	NAMES OF REPORTING PERSONS Manuela Cueto Sarquis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 31 of 68 Pages

1	NAMES OF REPORTING PERSONS Fernanda Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 32 of 68 Pages

1	NAMES OF REPORTING PERSONS Ignacio Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 33 of 68 Pages

1	NAMES OF REPORTING PERSONS Javier Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 34 of 68 Pages

1	NAMES OF REPORTING PERSONS Pablo Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 35 of 68 Pages

1	NAMES OF REPORTING PERSONS José Cueto Délano
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 36 of 68 Pages

1	NAMES OF REPORTING PERSONS Nieves Isabel Alcaíno Cueto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 37 of 68 Pages

1	NAMES OF REPORTING PERSONS María Elisa Alcaíno Cueto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 38 of 68 Pages

1	NAMES OF REPORTING PERSONS María Esperanza Alcaíno Cueto
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Chile
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 115,399,502
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 0
WITH	10	SHARED DISPOSITIVE POWER 115,399,502
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 115,399,502
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.1%
14		TYPE OF REPORTING PERSON IN

CUSIP No. N/A	13D	Page 39 of 68 Pages

 This Amendment No. 1 amends and supplements the information set forth in the Schedule 13D filed by the Reporting Persons (as defined below) with the United States Securities and Exchange Commission on March 19, 2010 (the “Schedule 13D”).  All capitalized terms contained herein but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Schedule 13D relates to the shares of common stock, without par value (“LAN common stock”), of Lan Airlines S.A. (“LAN”).  The address of the principal executive offices of LAN is Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)           This Schedule 13D is being filed by Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz- Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Sara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto and María Esperanza Alcaíno Cueto (such individuals collectively, the “Cueto Family”), Costa Verde Aeronáutica S.A. (“Costa Verde Aeronáutica”), Inversiones Mineras del Cantábrico S.A. (“Mineras del Cantábrico”), Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones (“Costa Verde Ltda. CPA”), Inversiones Costa Verde Limitada (“Costa Verde Ltda.”), Inversiones Costa Verde Aeronáutica Limitada (“Inversiones CVA”), Inmobiliaria e Inversiones La Espasa Limitada (“La Espasa”), Inmobiliaria e Inversiones Caravia Limitada (“Caravia”), Inmobiliaria e Inversiones Puerto Claro S.A. (“Puerto Claro”), Inmobiliaria e Inversiones Priesca Limitada (“Priesca”), Inmobiliaria e Inversiones El Fano Limitada (“El Fano”), South Andean Investments (Chile) S.A. (“South Andean”), and Isidora Cueto Cazes y Compañía Limitada (“Isidora Cueto Cazes y Cía Ltda.”, and collectively with Costa Verde Ltda. CPA, Costa Verde Ltda., Inversiones CVA, Mineras del Cantábrico, Costa Verde Aeronáutica, La Espasa, Caravia, Puerto Claro, Priesca, El Fano and South Andean, the “Holding Affiliates” and together with the Cueto Family, the "Reporting Persons").  The members of the Cueto Family, collectively, directly and indirectly beneficially own a majority of the outstanding voting and equity securities of the Holding Affiliates.  The Reporting Persons are making this single joint filing because, under the facts and circumstances described in Items 2, 4, 5 and 6, they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act.  As a result, each member of the Cueto Family may be deemed to share beneficial ownership of all of the shares of LAN common stock beneficially owned by the Reporting Persons. The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Act is attached hereto as Exhibit 99.1.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any Shares beneficially owned by any other Reporting Persons for purposes of Section 13(d) of the Act or for any other purpose.

(b)         The principal business and principal office address for the Holding Affiliates is: Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile.  The principal business address for each member of the Cueto Family is: Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile.

(c)         The principal business of the Holding Affiliates is to make investments in various entities.  The principal occupation or employment of each of the members of the Cueto Family is set forth in Schedule I attached hereto.

CUSIP No. N/A	13D	Page 40 of 68 Pages

(d)       The executive officers and directors of the Holding Affiliates are set forth in Schedule II-1 through Schedule II-11 (collectively, “Schedule II”) attached hereto.  None of the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II attached hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       Except as described below, none of the Reporting Persons, nor, to the best of their knowledge, any of the directors or executive officers listed in Schedule II attached hereto has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  On July 6, 2007, the Superintendencia de Valores y Seguros (“SVS”) fined Juan José Cueto Plaza 1,620 UF (approximately US$58,000) in connection with the purchase of shares of LAN common stock that he carried out through Mineras del Cantábrico on July 24, 2006. The SVS considered that such purchase had breached an obligation not to acquire shares of LAN common stock until the financial statements of the company became publicly available, in alleged violation of Article 165, paragraph 1 of Law No.18,045 of October 22, 1981. The SVS ruled that, although Mr. Cueto Plaza had not used any privileged information, LAN’s financial statements should be considered to be privileged information per se, and thus, created a duty to abstain from trading the securities prior to the disclosure of the financial statements. Juan José Cueto Plaza filed a claim challenging the fine levied by the SVS  before the 27° Civil Court of Santiago, which in turn rejected his claim on January 8, 2009. Subsequently, Juan José Cueto Plaza filed an appeal of this judgment before the Santiago Court of Appeals, which was rejected on March 8, 2010. Finally, on March 19, 2010, Juan José Cueto Plaza filed a Recurso de Casación en la Forma and a Recurso de Casación en el Fondo against the judgment before the Chilean Supreme Court. A final decision is pending.

(f)        Each member of the Cueto Family is a Chilean citizen.

Costa Verde Aeronáutica, is a sociedad anónima organized under the laws of the Republic of Chile (“Chile”).  Inversiones CVA and Mineras del Cantábrico, collectively, have a majority interest in Costa Verde Aeronáutica.

Mineras del Cantábrico, is a sociedad anónima organized under the laws of Chile. Its shareholders are Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz-Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Sara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto and María Esperanza Alcaíno Cueto.

CUSIP No. N/A	13D	Page 41 of 68 Pages

Costa Verde Ltda. CPA, is a sociedad de responsabilidad limitada y comandita por acciones organized under the laws of Chile.  La Espasa, Caravia, Puerto Claro, Priesca, El Fano and South Andean have a majority interest in Costa Verde Ltda. CPA and its general partner is Costa Verde Ltda.  Juan José Cueto Plaza, Ignacio Javier Cueto Plaza and Enrique Miguel Cueto Plaza, collectively, have control of Costa Verde Ltda. CPA through their respective ownership of interests in Caravia, Priesca, El Fano and Costa Verde Ltda, as applicable.

Costa Verde Ltda. is a sociedad de responsabilidad limitada organized under the laws of Chile. Juan José Cueto Plaza, Ignacio Javier Cueto Plaza and Enrique Miguel Cueto Plaza have a majority interest in Costa Verde Ltda.

Inversiones CVA is a sociedad de responsabilidad limitada organized under the laws of Chile.  Caravia, Priesca and El Fano, collectively, have a majority interest in Inversiones CVA.

La Espasa is a sociedad de responsabilidad limitada organized under the laws of Chile. María Esperanza Cueto Plaza has a majority interest in La Espasa.

Caravia is a sociedad de responsabilidad limitada organized under the laws of Chile. Juan José Cueto Plaza has a majority interest in Caravia.

Puerto Claro is a sociedad anónima organized under the laws of Chile. Isidora Cueto Cazes y Cia. Ltda. has a majority interest in Puerto Claro.

Priesca is a sociedad de responsabilidad limitada organized under the laws of Chile. Ignacio Javier Cueto Plaza has a majority interest in Priesca.

El Fano is a sociedad de responsabilidad limitada organized under the laws of Chile. Enrique Miguel Cueto Plaza has a majority interest in El Fano.

South Andean is a sociedad anónima organized under the laws of Chile. Its shareholders are Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz-Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Sara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Manuela Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto and María Esperanza Alcaíno Cueto.

Isidora Cueto Cazes y Cía Ltda. is a sociedad de responsabilidad limitada organized under the laws of Chile. Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle and María Emilia Cueto Ruiz-Tagle have a majority interest in Isidora Cueto Cazes y Cía Ltda.

CUSIP No. N/A	13D	Page 42 of 68 Pages

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

As further described in Item 6 below, on December 24, 2010 Costa Verde Ltda. CPA sold 770,342,208 shares of common stock of Costa Verde Aeronáutica, representing approximately 99.73% of Costa Verde Aeronáutica’s outstanding shares (collectively, the “CVA Shares”), to Inversiones CVA for a purchase price of CLP$1,300 per CVA Share and a total purchase price of  CLP$1,001,444,864,000.  Inversiones CVA funded the purchase price for the CVA Shares in part using intercompany loans in the amount of CLP$291,468,687,304 from each of its shareholders Priesca, Caravia and El Fano, and funded the remainder of the purchase price using capital contributions in equal amounts from each of Priesca, Caravia and El Fano.  The sale of the CVA Shares was conducted through an auction under the rules of the Bolsa de Comercio de Santiago (the “Santiago Stock Exchange”).

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On January 18, 2011, Costa Verde Aeronáutica and Mineras del Cantábrico (collectively, the “LAN Controlling Shareholders”) and LAN entered into an Implementation Agreement and Exchange Offer Agreement (collectively, the “Transaction Agreements”) with TAM S.A. (“TAM”), TAM Empreendimentos e Participações S.A. (“TEP”) and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro (collectively, the “Amaro Family”), which set forth the terms and conditions of a proposed business combination of LAN and TAM.

On the terms and subject to the conditions set forth in the Transaction Agreements, all or substantially all of the outstanding voting common shares of TAM will be acquired by a new Chilean corporation (“Holdco 1”) and substantially all of the outstanding non-voting preferred shares of TAM will be acquired by LAN through a series of transactions and corporate restructurings described below.  If these transactions and corporate restructurings are successfully completed:

CUSIP No. N/A	13D	Page 43 of 68 Pages

•	The Amaro Family will create and wholly own a new Chilean corporation (“TEP Chile”);

•	TEP Chile will acquire and hold at least 80% of the voting stock of Holdco 1(which voting stock will have no economic rights in Holdco 1 other than nominal dividend rights);

•	LAN will acquire no more than 20% of the voting stock of Holdco 1;

•	LAN will acquire and hold 100% of the non-voting stock of Holdco 1 (which non-voting stock will have substantially all of the economic rights in Holdco 1);

•	Holdco 1 will acquire and hold all or substantially all of the voting common shares of TAM;

•	LAN will acquire and hold all or substantially all of the non-voting preferred shares of TAM; and

•
LAN, TAM, TEP Chile, Holdco 1 and the LAN Controlling Shareholders will enter into the various shareholder agreements referred to below relating to the holding of shares in, and the governance of, and relationships between, LAN, Holdco 1, TAM and their respective subsidiaries.

Pursuant to the Transaction Agreements, the parties will form a new Chilean corporation (“Holdco 2”) that will launch a delisting exchange offer pursuant to which all holders of voting common shares of TAM and non-voting preferred shares of TAM (in each case other than the Amaro Family) may tender such shares of TAM in exchange for shares of LAN common stock (the “Exchange Offer”).  The exchange ratio will be 0.9 shares of LAN common stock per TAM share (whether voting common shares or non-voting preferred shares).

Simultaneously with the consummation of the Exchange Offer:

•	The Amaro Family will contribute to TEP Chile all of the voting common shares of TAM and non-voting preferred shares of TAM beneficially owned collectively by the Amaro Family;

•	TEP Chile will contribute all of the voting ordinary shares of TAM it receives from the Amaro Family to Holdco 1 in exchange for voting and non-voting shares of Holdco 1;

•
TEP Chile will contribute (i) all of the non-voting shares of Holdco 1, up to 20% of the voting shares of Holdco 1, and all of the non-voting preferred shares of TAM to a new Chilean corporation (“Sister Holdco”) in exchange for all of the shares of Sister Holdco (other than one share held by a nominee of TEP Chile); and

•	Holdco 2 and Sister Holdco will merge with and into LAN (collectively, the “Mergers”).

Following the consummation of these transactions and the Mergers, both the Amaro Family and the shareholders of TAM that tender their TAM shares in the Exchange Offer will receive shares of LAN common stock (in the form of such shares or Brazilian Depositary Receipts (“BDRs”) or American Depositary Receipts (“ADRs”) representing such shares) at the exchange ratio of 0.9 of a share of LAN common stock per TAM share (whether voting common shares or non-voting preferred shares).

CUSIP No. N/A	13D	Page 44 of 68 Pages

The commencement of the Exchange Offer is subject to certain conditions set forth in the Transaction Agreements, including regulatory approvals, approval by the shareholders of LAN and the condition that no more than 2.5% of the holders of shares of LAN common stock shall have exercised their appraisal rights under Chilean law. The consummation of the Exchange Offer is also subject to certain conditions set forth in the Transaction Agreements, including minimum tender conditions sufficient under Brazilian law to permit (i) the delisting of TAM stock from the BM&FBovespa (“Bovespa”), and (ii) a statutory squeeze-out under Brazilian law of all TAM shares that do not accept the Exchange Offer, in each case after consummation of the Mergers. In general, the delisting condition requires the tender of at least 66 2/3% of the outstanding shares not owned by the Amaro Family and certain other insiders and the squeeze out condition requires that LAN acquire an aggregate of more than 95% of the outstanding TAM shares from the Amaro Family and pursuant to the Exchange Offer. The Exchange Offer will be registered under the U.S. Securities Act of 1933, as amended, and holders of ADRs representing TAM shares are expected to be able to cause the ADR depositary to tender their underlying TAM shares into the Exchange Offer.

Following the consummation of the Mergers:

•	the shares of LAN common stock will be listed in Brazil on the Bovespa in the form of BDRs;

•	the shares of LAN common stock will continue to be listed in Chile on the Santiago Stock Exchange and in the United States on the New York Stock Exchange (“NYSE”) in the form of ADRs;

•
subject to satisfaction of the delisting condition described above, all TAM shares (whether voting common shares or non-voting preferred shares) will no longer be listed in Brazil on the Bovespa or in the United States on the NYSE in the form of ADRs; and

•	LAN’s name will be changed to “LATAM Airlines Group S.A.”

As an inducement to the other parties to enter into the Transaction Agreements, the LAN Controlling Shareholders agreed, until the earlier of termination of the Transaction Agreements and the effective time of the Mergers, to vote their shares of LAN common stock in favor of the approval of the Mergers, the proposed change of LAN’s name and the other transactions contemplated by the Transaction Agreements and against any alternative transaction proposal relating to LAN and any transaction that would reasonably be expected to result in a breach by LAN of the Transaction Agreements.  The Transaction Agreements also restrict transfers of the shares of LAN common stock beneficially owned by the Reporting Persons, except for certain permitted transfers to affiliates as long as the transferor continues to be, and the transferee agrees to become, bound by the terms of the Transaction Agreements.

As a condition to the commencement of the Exchange Offer, the Transaction Agreements also require the parties to enter into shareholders agreements that will govern relations among LAN, TAM, TEP Chile, Holdco 1, their respective subsidiaries and the LAN Controlling Shareholders, including with respect to board representation, and voting and disposition of shares of, LAN and Holdco 1, TAM and its subsidiaries.  These shareholder agreements will become effective only upon consummation of the Mergers.

CUSIP No. N/A	13D	Page 45 of 68 Pages

The shareholders agreement to be entered into among the LAN Controlling Shareholders and TEP Chile (the “Control Group Shareholders Agreement”) provides, among other things, the following:

•
Until such time as TEP Chile sells any of its shares of LAN common stock, the LAN Controlling Shareholders agree to vote their shares of LAN common stock to elect to the LAN board of directors (the “LAN Board”) any individual designated by TEP Chile unless TEP Chile beneficially owns enough shares of LAN common stock to elect two directors to the LAN Board;

•	The parties agree to vote their shares of LAN common stock to assist the other parties in removing and replacing the directors such other parties elected to the LAN Board;

•
The parties agree to consult with one another and use their good faith efforts to reach an agreement and act jointly on all actions (other than actions requiring supermajority approval under Chilean law) to be taken by the LAN Board or the LAN shareholders; and

•
If, after good faith efforts to reach an agreement with respect to any action that requires supermajority approval under Chilean law and a mediation period, the parties do not reach such an agreement then TEP Chile agrees to vote its shares on such supermajority matter as directed by the LAN Controlling Shareholders (each, a “Directed Vote”).

The shareholders agreement to be entered into between LAN and TEP Chile (the “LAN-TEP Shareholders Agreement”) provides, among other things, as follows:

•	Maurício Rolim Amaro will be the Chairman of the LAN Board for the two years following the Effective Time;

•	Enrique Miguel Cueto Plaza will remain as chief executive officer, and Ignacio Javier Cueto Plaza will remain as the president and chief operating officer, of LAN; and

•
the LAN Board will establish a strategy committee, a leadership committee, a finance committee and a brand, product and frequent flyer program committee to review, discuss and make recommendations to the LAN Board and at least one director selected by TEP Chile will serve on each committee of the LAN Board.

If the holders of all of the outstanding TAM shares (other than the Amaro Family) tender their shares in the Exchange Offer and there are no new issuances of shares of LAN or TAM other than pursuant to the Transaction Agreements, then after consummation of the Mergers the issued and outstanding shares of LAN will be distributed approximately as follows (which is reflected in the structure chart attached as Exhibit 99.9 hereto):

CUSIP No. N/A	13D	Page 46 of 68 Pages

•	LAN Controlling Shareholders – 24.07%

•	Other existing shareholders of LAN – 46.60%;

•	TEP Chile – 13.67%; and

•	Other existing holders of TAM shares – 15.65%.

LAN, TEP Chile and Holdco 1 will also enter into a shareholders agreement (the “Holdco 1 Shareholders Agreement”) and LAN, TEP Chile, Holdco 1 and TAM will enter into a shareholders agreement (the “TAM Shareholders Agreement”) relating to the governance of Holdco 1 and TAM, respectively. These shareholder agreements generally provide for identical boards of directors and the same chief executive officer (“CEO”) at Holdco 1 and TAM, with LAN appointing two directors and TEP Chile appointing four directors (including the chairman of the board of directors). The Control Group Shareholders Agreements provides that the persons elected by or on behalf of the LAN Controlling Shareholders or TEP to the LAN Board must also serve on the Holdco 1 and TAM Boards.  There are certain actions specified in these shareholder agreements that require supermajority approval by the board of directors and/or shareholders of the relevant company, which effectively require the approval of LAN and TEP Chile before the specified actions can be taken. These supermajority actions include, among others, dissolution, liquidation, winding up, transformation, merger, or spin-off of the company, issuance or reduction of capital, change of the company’s purpose, and transactions with related parties or in excess of certain defined thresholds. Marco Bologna, currently the CEO of TAM, will be the initial CEO of Holdco 1 and TAM and any successor CEO will be selected by LAN from three candidates proposed by TEP Chile. The initial chief financial officer (“CFO”) of TAM will be jointly selected by LAN and TEP Chile and any successor CFO will be selected by TEP Chile from three candidates proposed by LAN. The initial chief operating officer and chief commercial officer of TAM will be jointly selected and recommended to the TAM board of directors by the TAM CEO and TAM CFO and approved by such board of directors. These shareholder agreements also regulate the composition of the boards of directors of subsidiaries of TAM.

Copies of the Transaction Agreements, the Control Group Shareholders Agreement, the LAN-TEP Shareholders Agreement, the Holdco 1 Shareholders Agreement and the TAM Shareholders Agreement (collectively, the “TAM Agreements”) are attached hereto as Exhibits 99.3 through Exhibit 99.8, and each TAM Agreement is incorporated herein by reference.  The summaries of the TAM Agreements contained in this Schedule are qualified in their entirety by reference to the full versions of the TAM Agreements attached as exhibits hereto.

Except as set forth above, none of the Reporting Persons has any plan or proposal which relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons reserve the right to do so.

As further described in Item 6 below, on December 24, 2010 the Reporting Persons completed a reorganization of the holding structure of Costa Verde Aeronáutica through the sale of the CVA Shares by Costa Verde Ltda. CPA to Inversiones CVA.  No change in control occurred as a result of this restructuring as Enrique Miguel Cueto Plaza, Juan José Cueto Plaza and Ignacio Javier Cueto Plaza continue to jointly control Costa Verde Aeronáutica and LAN indirectly through their indirect ownership of the CVA Shares.  The reorganization was intended to simplify the holding structure of Costa Verde Aeronáutica to facilitate the control of  Costa Verde Aeronáutica and LAN by Enrique Miguel Cueto Plaza, Juan José Cueto Plaza and Ignacio Javier Cueto Plaza and the relationship between Costa Verde Aeronáutica, Mineras del Cantábrico and TEP Chile in respect of the governance of LAN should the proposed business combination of LAN and TAM contemplated in the Transaction Agreements be completed.

CUSIP No. N/A	13D	Page 47 of 68 Pages

Item 5. Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)
The Reporting Persons may be deemed to be a group within the meaning of Section 13(d)(3) of the Act consisting of the Reporting Persons as a result of the facts and circumstances described in Items 2, 4, 5 and 6 of this Schedule 13D. The Reporting Persons as a group may be deemed beneficially to own 115,399,502 shares of LAN common stock, representing approximately 34.1% of the outstanding shares of LAN common stock (based on 338,790,909 shares of LAN common stock outstanding as of December 31, 2009 as set forth in LAN’s Report of Results for Year 2009 and Fourth Quarter of 2009).  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of LAN common stock beneficially owned by any other Reporting Persons for purposes of Section 13(d) of the Act or for any other purpose.

(b)
Decisions with respect to the voting and disposition of the shares of LAN common stock beneficially owned by the Reporting Persons are governed by the organizational documents and other governing documents applicable to the Holding Affiliates (collectively, the “Holdings Instruments”).  Pursuant to the Holdings Instruments, the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the 115,399,502 shares of LAN common stock that are directly or indirectly beneficially owned by them.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The first paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Items 2, 4 and 5 disclose certain relationships among the Reporting Persons and between the Reporting Persons and certain other persons with respect to the shares of LAN common stock, which disclosures are hereby incorporated by reference into this Item 6 in their entirety. Other than the TAM Agreements and the Holdings Instruments and as described in Item 4 above, this Item 6 and Item 7 below, there are no contracts, arrangements or understandings among the Reporting Persons and between the Reporting Persons and any other person with respect to securities of LAN. The members of the Cueto Family are related as follows: Messrs. Juan José Cueto Plaza, Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza and Ms. María Esperanza Cueto Plaza are siblings, and Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz-Tagle, being siblings among themselves, are their nieces and nephew. Mr. Enrique Miguel Cueto Plaza is the father of Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Sara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura and Juan José Cueto Ventura. Mr. Juan José Cueto Plaza is the father of Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis and Antonia Cueto Sarquis. Mr. Ignacio Javier Cueto Plaza is the father of Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano. Ms. María Esperanza Cueto Plaza is the mother of Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto and María Esperanza Alcaíno Cueto. The Holding Affiliates are directly and indirectly beneficially owned by the members of the Cueto Family, collectively. As discussed above under Item 5(b), decisions with respect to the voting and disposition of the shares of LAN common stock beneficially owned by the Reporting Persons are governed by the Holdings Instruments.  Pursuant to the Holdings Instruments, the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares of LAN common stock that are directly or indirectly beneficially owned by them.

CUSIP No. N/A	13D	Page 48 of 68 Pages

The last paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Joint Filing Agreement

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into a Joint Filing Agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and incorporated herein by reference.  The foregoing summary of the Joint Filing Agreement is qualified in its entirety by reference to the Joint Filing Agreement.

Item 6 of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

Restructuring

On December 24, 2010, Costa Verde Ltda. CPA sold the CVA Shares to Inversiones CVA for a purchase price of CLP$1,300 per CVA Share and a total purchase price of  CLP$1,001,444,864,000.  The sale of the CVA Shares was conducted through an auction under the rules of the Santiago Stock Exchange.  As discussed above under Item 2, each of El Fano, Priesca  and Caravia hold shares representing 33% of Inversiones CVA’s outstanding shares and the remaining 1% of Inversiones CVA’s outstanding shares are owned by Costa Verde Ltda. CPA, which holds .09% of such shares, and Costa Verde Ltda., which holds the remaining 0.1% of such shares.   Enrique Miguel Cueto Plaza, Juan José Cueto Plaza and Ignacio Javier Cueto Plaza, collectively, own a majority interest in Inversiones CVA indirectly through their respective ownership of interests in Caravia, Priesca, El Fano and Costa Verde Ltda., as applicable, and will continue to jointly control Costa Verde Aeronáutica and LAN indirectly through their indirect ownership of the CVA Shares.  The reorganization was intended to simplify the holding structure of Costa Verde Aeronáutica so as to facilitate the control of  Costa Verde Aeronáutica and LAN by Enrique Miguel Cueto Plaza, Juan José Cueto Plaza and Ignacio Javier Cueto Plaza and the relationship between Costa Verde Aeronáutica, Mineras del Cantábrico and TEP in respect of the governance of the LAN should the proposed business combination of LAN and TAM described in Item 4 be consummated.  As of the date hereof, Costa Verde Aeronáutica is the owner of 107,575,407 shares of LAN common stock representing approximately 31.75% of the outstanding shares of LAN common stock.

Transaction Agreements

Pursuant to the Transaction Agreements, the parties have agreed not to, and to cause their respective affiliates and representatives not to, directly or indirectly, (i) solicit, initiate or encourage any inquiries or the making or consummation of any proposal or offer that constitutes, or is reasonably likely to lead to, an Alternative Proposal with respect to LAN (in the case of LAN and the LAN Controlling Shareholders) or TAM (in the case of TEP and the Amaro Family), (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide to any person any non-public information or data in connection with, or otherwise cooperate in any way with, any such Alternative Proposal, (iii) waive, terminate, modify or fail to enforce any provision of any “standstill” or similar obligation of any person, (iv) enter into any binding or non-binding contract with respect to any such Alternative Proposal or (v) otherwise knowingly facilitate any effort or attempt to make any such Alternative Proposal.  The term “Alternative Proposal” is generally defined in the Transaction Agreements to mean, with respect to LAN or TAM, as applicable, any of the following actions or any proposal or offer by any person or group relating to, or that could reasonably be expected to lead to, any of the following: (i) any direct or indirect acquisition, lease, license or outsourcing, in one transaction or a series of related transactions, of any assets, services or businesses of such person or any of its subsidiaries collectively representing more than 25% of the fair market value of the total assets of such person or collectively generating or contributing 25% or more of the total consolidated revenues or operating income of such person during the last fiscal year, (ii) any tender offer or exchange offer that, if consummated, would result in any person or group beneficially owning any equity securities of such person, or (iii) any business combination, recapitalization, issuance or amendment of securities, liquidation, dissolution, joint venture, share exchange or similar transaction involving such person or any of its subsidiaries.

Control Group Shareholders Agreement

Pursuant to the Control Group Shareholders Agreement, the LAN Controlling Shareholders and TEP Chile are subject to certain restrictions on sales, transfers and pledges of the shares of LAN common stock and (in the case of TEP Chile only) the voting shares of Holdco 1 beneficially owned by them.  Except for a limited amount of shares of LAN common stock, neither the LAN Controlling Shareholders nor TEP Chile may sell any of its shares of LAN common stock and TEP Chile may not sell its voting shares of Holdco 1 until the third anniversary of the consummation of the Mergers. Thereafter, sales of shares of LAN common stock by either party are permitted, subject to (i) certain limitations on the volume and frequency of sales and (ii) in the case of TEP Chile only, certain minimum ownership requirements. After the tenth anniversary of the consummation of the Mergers, TEP Chile may sell all of its shares of LAN common stock and voting shares of Holdco 1 as a block, subject to (x) approval of the transferee by the LAN Board, (y) the condition that the sale not have a material adverse effect on LAN’s and Holdco 1’s ownership of TAM and its subsidiaries or the ability of TAM and its subsidiaries to operate their airline businesses worldwide (an “Adverse Effect”) and (z) a right of first offer in favor of the LAN Controlling Shareholders (collectively, the “Block Sale Provisions”). The LAN Controlling Shareholders have agreed to transfer any voting shares of Holdco 1 acquired pursuant to such right of first offer to LAN for the same consideration paid for such shares. The Block Sale Provisions will also apply to any transfer by TEP Chile of shares of LAN common stock or voting shares of Holdco 1 beneficially owned by it after the third anniversary of the consummation of the Mergers if Release Event (as described below) occurs or if TEP Chile is required to make two or more Directed Votes during any twenty-four month period at two meetings (consecutive or not) of the shareholders of LAN held at least twelve months apart and LAN has not yet fully exercised its conversion option described below. A Release Event will occur if (i) a capital increase of LAN occurs, (ii) TEP Chile does not fully exercise the preemptive rights granted to it under applicable Law in Chile with respect to such capital increase in respect of all of its restricted shares of LAN common stock, and (iii) after such capital increase is completed, the individual designated by TEP Chile for election to the LAN Board with the assistance of the LAN Controlling Shareholders is not elected to the LAN Board. There are exceptions to these restrictions on transfer for certain pledges of LAN common stock made by the parties and for transfers to affiliates, in each case under certain limited circumstances. LAN has the unilateral right to convert its shares of non-voting stock of Holdco 1 into shares of voting stock of Holdco 1 to the maximum extent allowed under law and to increase its representation on the TAM and Holdco 1 boards if and when permitted in accordance with foreign ownership control laws in Brazil and other applicable laws.  If on or after the tenth anniversary of the consummation of the Mergers, LAN fully converts all of its shares of non-voting stock of Holdco 1 into shares of voting stock of Holdco 1 as permitted by Brazilian law and other applicable laws, then it has the right to purchase all of the voting shares of Holdco 1 held by the Amaro Family for an amount equal to their then current tax basis in such shares and any costs incurred by them to effect such sale (the “Sale Consideration”).  If LAN does not timely exercise its right to purchase these shares or if, after the tenth anniversary of the consummation of the Mergers, LAN has the right under applicable Law in Brazil and other applicable Law to fully convert all the shares of non-voting stock of Holdco 1 beneficially owned by it into shares of voting stock of Holdco 1 and such conversion would not have an Adverse Effect but LAN has not fully exercised such right within a specified period, then the Amaro Family will have the right to put their shares of voting stock of Holdco 1 to LAN for an amount equal to the Sale Consideration.

CUSIP No. N/A	13D	Page 49 of 68 Pages

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement, dated January 21, 2011, by and among the Reporting Persons.

Exhibit 99.2.
Power of Attorney, dated January 21, 2011, by Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz- Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Sara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto, María Esperanza Alcaíno Cueto, Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Costa Verde Limitada, Inversiones Costa Verde Aeronáutica Limitada, Inmobiliaria e Inversiones La Espasa Limitada, Inmobiliaria e Inversiones Caravia Limitada, Inmobiliaria e Inversiones Puerto Claro S.A., Inmobiliaria e Inversiones Priesca Limitada, Inmobiliaria e Inversiones El Fano Limitada, South Andean Investments (Chile) S.A. and Isidora Cueto Cazes y Compañía Limitada.

Exhibit 99.3
Implementation Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro,

Exhibit 99.4
Exchange Offer Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro,

Exhibit 99.5	Form of Control Group Shareholders Agreement to be entered into among Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and TEP Chile S.A.

Exhibit 99.6	Form of LAN-TEP Shareholders Agreement to be entered into between Lan Airlines S.A. and TEP Chile S.A.

Exhibit 99.7	Form of Holdco 1 Shareholders Agreement to be entered into among Lan Airlines S.A., TEP Chile S.A. and [Holdco 1]

Exhibit 99.8	Form of TAM Shareholders Agreement to be entered into among Lan Airlines S.A., TEP Chile S.A., [Holdco 1] and TAM S.A.

Exhibit 99.9	Organizational Structure Chart

CUSIP No. N/A	13D	Page 50 of 68 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JUAN JOSÉ CUETO PLAZA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza

January 21, 2011	IGNACIO JAVIER CUETO PLAZA

	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

ENRIQUE MIGUEL CUETO PLAZA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

MARÍA ESPERANZA CUETO PLAZA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

ISIDORA CUETO CAZES
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

FELIPE JAIME CUETO RUIZ-TAGLE
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

MARÍA EMILIA CUETO RUIZ-TAGLE
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

CUSIP No. N/A	13D	Page 51 of 68 Pages

ANDREA RAQUEL CUETO VENTURA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

DANIELA ESPERANZA CUETO VENTURA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

VALENTINA SARA CUETO VENTURA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

ALEJANDRA SONIA CUETO VENTURA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

FRANCISCA MARÍA CUETO VENTURA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

JUAN JOSÉ CUETO VENTURA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

MANUELA CUETO SARQUIS
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

PEDRO CUETO SARQUIS
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

CUSIP No. N/A	13D	Page 52 of 68 Pages

JUAN CUETO SARQUIS
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

ANTONIA CUETO SARQUIS
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

FERNANDA CUETO DÉLANO
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

IGNACIO CUETO DÉLANO
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

JAVIER CUETO DÉLANO
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

PABLO CUETO DÉLANO
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

JOSÉ CUETO DÉLANO
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

NIEVES ISABEL ALCAÍNO CUETO
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

CUSIP No. N/A	13D	Page 53 of 68 Pages

MARÍA ELISA ALCAÍNO CUETO
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

MARÍA ESPERANZA ALCAÍNO CUETO

January 21, 2011	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Attorney-in-fact

INVERSIONES MINERAS DEL CANTABRICO S.A.
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

January 21, 2011	COSTA VERDE AERONÁUTICA S.A.

	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

January 21, 2011	INVERSIONES COSTA VERDE LIMITADA Y COMPAÑÍA EN COMANDITA POR ACCIONES

	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

INVERSIONES COSTA VERDE LIMITADA

January 21, 2011	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

CUSIP No. N/A	13D	Page 54 of 68 Pages

INVERSIONES COSTA VERDE AERONÁUTICA LIMITADA

January 21, 2011	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

January 21, 2011	INMOBILIARIA E INVERSIONES LA ESPASA LIMITADA

	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

INMOBILIARIA E INVERSIONES CARAVIA LIMITADA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

INMOBILIARIA E INVERSIONES PUERTO CLARO S.A.
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

INMOBILIARIA E INVERSIONES PRIESCA LIMITADA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

INMOBILIARIA E INVERSIONES EL FANO LIMITADA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

SOUTH ANDEAN INVESTMENTS (CHILE) S.A.
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

ISIDORA CUETO CAZES Y COMPAÑIA LIMITADA
January 21, 2011
	By:	/s/ Juan José Cueto Plaza
Name: Juan José Cueto Plaza
Title: Legal Representative

CUSIP No. N/A	13D	Page 55 of 68 Pages

Index of Exhibits

Exhibit 99.1.	Joint Filing Agreement, dated January 21, 2011, by and among the Reporting Persons.

Exhibit 99.2.
Power of Attorney, dated January 21, 2011, by Ignacio Javier Cueto Plaza, Enrique Miguel Cueto Plaza, María Esperanza Cueto Plaza, Isidora Cueto Cazes, Felipe Jaime Cueto Ruiz-Tagle, María Emilia Cueto Ruiz- Tagle, Andrea Raquel Cueto Ventura, Daniela Esperanza Cueto Ventura, Valentina Sara Cueto Ventura, Alejandra Sonia Cueto Ventura, Francisca María Cueto Ventura, Juan José Cueto Ventura, Manuela Cueto Sarquis, Pedro Cueto Sarquis, Juan Cueto Sarquis, Antonia Cueto Sarquis, Fernanda Cueto Délano, Ignacio Cueto Délano, Javier Cueto Délano, Pablo Cueto Délano, José Cueto Délano, Nieves Isabel Alcaíno Cueto, María Elisa Alcaíno Cueto, María Esperanza Alcaíno Cueto, Inversiones Mineras del Cantábrico S.A., Costa Verde Aeronáutica S.A., Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones, Inversiones Costa Verde Limitada, Inversiones Costa Verde Aeronáutica Limitada, Inmobiliaria e Inversiones La Espasa Limitada, Inmobiliaria e Inversiones Caravia Limitada, Inmobiliaria e Inversiones Puerto Claro S.A., Inmobiliaria e Inversiones Priesca Limitada, Inmobiliaria e Inversiones El Fano Limitada, South Andean Investments (Chile) S.A. and Isidora Cueto Cazes y Compañía Limitada.

Exhibit 99.3
Implementation Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro,

Exhibit 99.4
Exchange Offer Agreement, dated as of January 18, 2011, among Lan Airlines S.A., Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A., TAM S.A., TAM Empreendimentos e Participações S.A. and Maria Cláudia Oliveira Amaro, Maurício Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro,

Exhibit 99.5	Form of Control Group Shareholders Agreement to be entered into among Costa Verde Aeronáutica S.A., Inversiones Mineras del Cantábrico S.A. and TEP Chile S.A.

Exhibit 99.6	Form of LAN-TEP Shareholders Agreement proposed to be entered into between Lan Airlines S.A. and TEP Chile S.A.

Exhibit 99.7	Form of Holdco 1 Shareholders Agreement to be entered into among Lan Airlines S.A., TEP Chile S.A. and [Holdco 1]

Exhibit 99.8	Form of TAM Shareholders Agreement to be entered into among Lan Airlines S.A., TEP Chile S.A., [Holdco 1] and TAM S.A.

Exhibit 99.9	Organizational Structure Chart

CUSIP No. N/A	13D	Page 56 of 68 Pages

SCHEDULE I

THE CUETO FAMILY

All of the individuals listed below are citizens of Chile.

Name	Principal Occupation

Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Ìgnacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
María Esperanza Cueto Plaza	Director of Prodemu President of Comunidad Mujer
Isidora Cueto Cazes	Student
Felipe Jaime Cueto Ruiz- Tagle	Student
María Emilia Cueto Ruiz- Tagle	Student
Andrea Raquel Cueto Ventura	Student
Daniela Esperanza Cueto Ventura	Student
Valentina Sara Cueto Ventura	Student
Alejandra Sonia Cueto Ventura	Student
Francisca María Cueto Ventura	Student
Juan José Cueto Ventura	Student
Manuela Cueto Sarquis	Student
Pedro Cueto Sarquis	Student
Juan Cueto Sarquis	Student
Antonia Cueto Sarquis	Student
Fernanda Cueto Délano	Student
Ignacio Cueto Délano	Student
Javier Cueto Délano	Student
Pablo Cueto Délano	Student
José Cueto Délano	Student
Nieves Isabel Alcaíno Cueto	Student
María Elisa Alcaíno Cueto	Student
María Esperanza Alcaíno Cueto	Student

CUSIP No. N/A	13D	Page 57 of 68 Pages

SCHEDULE II-1
Costa Verde Aeronáutica S.A.

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Directors
Hernán Morales Valdés	Lawyer and general counsel of Costa Verde Aeronáutica S.A.
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Juan José Cueto Sierra	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A.
Matias Herrera Rahilly	Degree in Business Administration
Luis Alberto Ortega Muñoz	Public Accountant

Executive Officer

Carlos Vallette Gudenschwager	Chief Executive Officer

CUSIP No. N/A	13D	Page 58 of 68 Pages

SCHEDULE II- 2
Inversiones Mineras del Cantábrico S.A.

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Directors
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Juan José Cueto Sierra	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A.
Matias Herrera Rahilly	Degree in Business Administration
Francisco Javier Ovalle Fuenzalida	Degree in Business Administration.
Hernán Morales Valdés	Lawyer and general counsel of Costa Verde Aeronáutica S.A.
Executive Officer

Carlos Vallette Gudenschwager	Chief Executive Officer

CUSIP No. N/A	13D	Page 59 of 68 Pages

SCHEDULE II- 3
Inversiones Costa Verde Limitada y Compañía en Comandita por Acciones

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

This is a limited partnership managed by its general partner, Inversiones Costa Verde Limitada.

CUSIP No. N/A	13D	Page 60 of 68 Pages

SCHEDULE II- 4
Inversiones Costa Verde Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Managers

Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.

CUSIP No. N/A	13D	Page 61 of 68 Pages

Inversiones Costa Verde Aeronáutica Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Managers

Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.

CUSIP No. N/A	13D	Page 62 of 68 Pages

SCHEDULE II- 5

Inmobiliaria e Inversiones La Espasa Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Directors
María Esperanza Cueto Plaza	Director of Prodemu President of Comunidad Mujer
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.

CUSIP No. N/A	13D	Page 63 of 68 Pages

SCHEDULE II- 6
Inmobiliaria e Inversiones Caravia Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Managers

Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.

CUSIP No. N/A	13D	Page 64 of 68 Pages

SCHEDULE II- 7
Inmobiliaria e Inversiones Puerto Claro S.A.

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Directors
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.
Executive Officer

Juan José Cueto Plaza	Chief Executive Officer

CUSIP No. N/A	13D	Page 65 of 68 Pages

SCHEDULE II- 8
Inmobiliaria e Inversiones Priesca Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Managers
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.

CUSIP No. N/A	13D	Page 66 of 68 Pages

SCHEDULE II- 9
Inmobiliaria e Inversiones El Fano Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Managers
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.

CUSIP No. N/A	13D	Page 67 of 68 Pages

SCHEDULE II- 10

South Andean Investments (Chile) S.A.

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Directors

José María Eyzaguirre García de la Huerta	Partner at Claro & Cía., a law firm.
José María Eyzaguirre Baeza	Partner at Claro & Cía., a law firm.
Sebastián Eyzaguirre Baeza	Partner at Claro & Cía., a law firm.

Executive Officer

Sebastián Eyzaguirre Baeza	Chief Executive Officer

CUSIP No. N/A	13D	Page 68 of 68 Pages

SCHEDULE II- 11
Isidora Cueto Cazes y Compañía Limitada

Presidente Riesco 5711, Suite 1604, Las Condes, Santiago, Chile

All of the individuals listed below are citizens of Chile.

Name and Position	Principal Occupation

Managers
Juan José Cueto Plaza	Director of Lan Airlines S.A. Director of Costa Verde Aeronáutica S.A. Director of Minera Michilla S.A.
Enrique Miguel Cueto Plaza	Executive Vice President of Lan Airlines S.A.
Ignacio Javier Cueto Plaza	Chief Executive Officer of Lan Airlines S.A.